JAMES A. MERCER III
DIRECT DIAL:  619.744.2209
E-MAIL:  jamercer@duanemorris.com

www.duanemorris.com

May 1, 2007

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Mr. William Bennett, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:

Telanetix, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed April 10, 2007
File No. 333-140767

Dear Messrs. Spirgel and Bennett:

On behalf of our client, Telanetix, Inc., a Delaware corporation (the "Company"), we have filed through EDGAR, Pre-Effective Amendment No. 2 ("Amendment No. 2") to the above-referenced registration statement (the "Registration Statement").  This letter sets forth the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated April 25, 2007 (the "Comment Letter") with respect to the Registration Statement.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.  The Company's responses indicate whether Amendment No. 2 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate.  Page numbers set forth in the Company's responses refer to page numbers of Amendment No. 2.

General

1.

We are unable to agree with your analysis in response to prior comment one. Based on disc1osure indicating the company's public float located on page 18 of the prospectus and in the company's Form 10-KSB (12,136,332 and 12,634,250, respectively), the number of shares being registered represents over 40% of the company's public float. In both cases, the number of shares is far greater than 24%, as your response to common one indicates. As such, we continue to believe that your offering is an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) which can only be conducted by issuers that are primarily eligible to use Form S-3. Because you do not qualify to conduct an offering "at the market," revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a direct primary offering by the company.

RESPONSE:  We reduced the total number of shares being registered from 5,110,393 to 4,208,215.  The reduced number of shares being registered represents less than 33% of the Company’s current public float of 12,882,370 and conforms to the public float test that the Commission has suggested will be the maximum amount that an issuer can register in a shelf registration in connection with common stock underlying convertible securities.  Accordingly, we respectfully submit that the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by or on behalf of a person or persons other than the registrant” and that therefore the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company reduced the number of shares being registered to 4,208,215 by only registering the number of shares issuable upon conversion of accrued interest on the debentures issued in the December 2006 Private Placement for the period from April 1, 2007 through June 30, 2007 instead of all of the potential shares issuable upon conversion of accrued interest on these debentures assuming that the debentures remain outstanding for their entire term and all interest payments are made with common stock.  In addition, the Company is no longer registering any potential shares that could be issuable if the Company defaulted under the debentures.

As discussed in Amendment No. 2, under the terms of the debentures, subject to compliance with certain equity conditions, including having a currently effective registration statement covering the shares of common stock issuable upon conversion of the debentures, the Company has the right to force conversion of the entire amount of principal and accrued interest of the debentures if the volume weighted average price of the Company’s common stock exceeds 200% of the effective conversion price for 20 trading days out of a consecutive 30 trading day period.  The current conversion price is $1.54 and 200% of that amount is $3.08.  The closing market price of the Company’s common stock was $7.25 on April 30, 2007 and the closing market price of the common stock has exceeded $3.08 every trading day since February 16, 2007.  Accordingly, if the Registration Statement is declared effective, the Company intends to force the holders of the debentures to convert the entire amount of principal and accrued interest into shares of common stock at a conversion price of $1.54.  This eliminates the need to register the additional shares of common stock previously sought to be registered.

In addition to the fact that the total number of shares sought to be registered represents less than 33% of the Company's public float, we also believe that the resale of the shares by the selling stockholders is an offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) because, as explained in more detail in our letter to the Commission dated April 9, 2007, the Registration Statement relates to securities issued in three distinct private placements with four non-affiliated accredited investors, and the proportion of shares of common stock being registered as compared to the Company’s outstanding common stock does not evidence a primary offering and the selling stockholders should not be viewed as or deemed to be a group or acting as a unified block.

None of the selling stockholders are or ever were an affiliate of the Company—none have any representation on the Company’s board of directors or the ability to directly or indirectly control the actions of the Company either by contract of management or exercise of voting rights.  Indeed, before the respective private placements, none of the selling stockholders had any prior relationship with the Company or any of its officers or directors.  In addition, none of the selling stockholders have greater access than any other stockholder of the Company to information about the Company, its operations or its financial results.

Moreover, the Company's chief executive officer and sole director beneficially owns 14% of the outstanding common stock, and together with the Company's chief financial officer, they own 17% of the outstanding common stock.  In addition, two other stockholders that are employees of the Company, each beneficially own in excess of 6% of the outstanding common stock.  Accordingly, officers and employees of the Company beneficially own an aggregate of more than 29% of the outstanding common stock of the Company.  These individuals will be able to significantly control—both through voting and management—the policies and procedures of the Company.

Finally, as stated above, in the aggregate, the shares sought to be registered constitute less than 33% of the Company’s current public float.  In addition, however, the selling stockholders should be viewed as separate investors and not be viewed as or deemed to be a group or acting as a unified block.  The selling stockholders are four unaffiliated investors, none of which, to the Company’s knowledge and based on representations made to the Company by each selling stockholder, have any intention to act in concert, have any agreement or understanding with any person to distribute any of the shares sought to be registered, or are affiliated, or have any contractual obligation, understanding or arrangement between or among any of them pursuant to which they should be viewed as or deemed to be acting as a group.  The table below sets forth the number of shares sought to be registered on behalf of each selling stockholder as a percentage of the Company's public float as of April 30, 2007.

Selling Stockholder	# of Shares Being Registered as a % of Public Float
Mr. Packer	1.70%
Aequitas Funds	4.88%
Enable Funds	16.30%
Crescent	9.78%

Prospectus Summary, page 1

Recent Financings, page 1

2.

In the description of the terms of the debentures issued in December 2006 and February 2007 on page two, you suggest that the conversion rate is fixed at $1.54, subject to adjustment including full-ratchet and anti-dilution provisions. Although the disclosure on page 20 and elsewhere states that the conversion price adjusts in relation to your stock price at the time of conversion, it is not clear whether it adjusts based upon 85% of the average of the volume weighted average price or if that just refers to interest payments paid in stock. Please fully discuss how the adjustable conversion mechanism works. See prior comment 11.

RESPONSE:  We revised the Registration Statement to clarify that the conversion price of the debentures adjusts in relation to the price of the common stock only if the Company elects to pay either the interest or monthly principal payments in common stock.  The conversion price does not adjust in relation to the price of the common stock if the holder voluntarily elects to convert the debenture into common stock.  Please see pages 2, 19, 20, 21 and 34.

3.

Please update the disclosure regarding Aequitas to reflect the warrants issued in March 2007 to Aequitas Capital.

RESPONSE:  This disclosure was made in Amendment No. 2.  Please see page 1.

Selling Stockholders, page 18

4.

Based on the tabular disclosure on page 21 and the footnotes to the beneficial ownership table on page 41, it appears that the shares being registered on behalf of Enable and Crescent exceed the number of shares beneficially owned by these selling shareholders as a result of the December 2006 private placement. As this registration statement registers securities underlying the debentures and warrants issued to these particular shareholders in the December 2006 offering only, please explain the discrepancy.

RESPONSE:  As explained in response to comment 1, above, the Company previously sought to register all of the shares potentially issuable (i) upon conversion of accrued interest on the debentures assuming that the debentures remain outstanding for their entire term and all interest payments are made with common stock, and (ii) if the Company defaulted under the terms of the debentures.  Given the current market price of the Company’s common stock, the Company has elected not to register such shares and the previous discrepancy no longer exists.  Please see the tabular disclosure on page 18.

5.

We note the tabular disclosure presented in accordance with prior comments six and seven.  Assuming the conversion price of the debentures adjusts based upon 85% of the average of the volume weighted average price, explain why you chose $0.80 for each table rather than 85% of $0.80.

RESPONSE:  The tabular disclosure was in fact calculated based on 85% of $0.80.  We used a conversion price of $0.68 ($0.80 x 85%).  We added additional clarifying language to the introductory language to the tabular disclosures in an attempt to make this evident.   Please see pages 20-22 and 34.

6.

As requested in prior comment nine, provide disclosure in a table that compares the number of shares outstanding prior to the senior convertible debentures and warrants transactions that are held by persons other than the selling shareholders, affiliates of the company and affiliates of the selling shareholders.

RESPONSE:  As stated in the Company's response letter to prior comment nine, because there are no shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements, we believe that this information would be better conveyed to readers in a paragraph as opposed to a table.  As such, Amendment No. 2 remains the same in response to this comment.  Please see the final paragraph on page 17.

7.

In prior comment 10, we requested that you disclose whether you have the intention, and a reasonable basis to believe that you have the financial ability, to make all payments on the overlying securities in cash or stock. The disclosure on page 20 states that you have budgeted a "portion" of the proceeds to make initial payments under the debentures and that you expect existing cash and cash flows, including as a result of the recent AVS acquisition, to allow you to make "a major portion" of the principal and interest payments in cash. Please disclose the amount you have budgeted to make the initial payments. Quantify "major portion" and clarify the extent to which this amount depends on cash flows generated by AVS. In addition, your response indicates that you have a reasonable belief you will have the financial ability to make "all" payments in cash. Reconcile this statement with the disclosure concerning a "major portion."

RESPONSE:  Revisions in response to this comment were made in Amendment No. 2.  Please see page 20.

*        *        *

The Company would very much appreciate the Staff's prompt review of this response. Should you have any follow-up questions, please call me at (619) 744-2209.

Sincerely,

/s/ James A. Mercer III
James A. Mercer III, Esq.

cc:

Thomas A. Szabo